                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                        WILTEL COMMUNICATIONS GROUP, INC.
                       (Name of Subject Company (Issuer))

                          LEUCADIA NATIONAL CORPORATION
                                       and
                           WRANGLER ACQUISITION CORP.,
                  a subsidiary of Leucadia National Corporation
                      (Name of Filing Persons - (Offerors))

                     Common Stock, par value $0.01 PER SHARE
                         (Title of Class of Securities)

                                    972487102
                      (CUSIP Number of Class of Securities)

                                Joseph A. Orlando
                          Leucadia National Corporation
                              315 Park Avenue South
                            New York, New York 10010
                            Telephone: (212) 460-1900

                  (Name, Address and Telephone Number of Person
   Authorized to Receive Notice and Communications on Behalf of Filing Person)

                                   COPIES TO:

                            Andrea A. Bernstein, Esq.
                             Malcolm E. Landau, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                            Telephone: (212) 310-8000


                           CALCULATION OF FILING FEE*

=============================================================================================
                  Transaction Valuation*                             Amount of Filing Fee**
---------------------------------------------------------------------------------------------
                        $420,274,000                                         $34,001
---------------------------------------------------------------------------------------------

* Estimated solely for purpose of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon the product of (a) $15.98, the market price of the common stock of WilTel Communications Group, Inc. ("WilTel") based upon the average of the high and low sale prices of WilTel common stock as quoted on NASDAQ on August 29, 2003, and (b) 26,300,000, the maximum number of shares of WilTel common stock estimated to be acquired by Leucadia National Corporation or cancelled pursuant to the exchange offer and subsequent merger.

**   .00809% of the value of the transaction, or $80.90 per $1,000,000 of the aggregate transaction amount.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $34,001          Filing Party:     Leucadia National Corporation
Form or Registration No.:   Form S-4         Date Filed:       September 4, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[x]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                         (Continued on following pages)

--------------------------                            --------------------------
CUSIP No. 972487102                    13D
--------------------------                            --------------------------

----------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                          Leucadia National Corporation
         -------------------------------------------------------------------------------------------------------------
         S.S. OR I.R.S. IDENTIFICATION NO.

         OF ABOVE PERSON:
----------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [x]

                                                                                                              (b) [ ]
----------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS:                N/A
----------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [ ]
----------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:              New York
----------------------------------------------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER:                             1,700,000

   SHARES
                   ---------------------------------------------------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER:                          22,000,000

  OWNED BY
                   ---------------------------------------------------------------------------------------------------
    EACH             9     SOLE DISPOSITIVE POWER:                        1,700,000

 REPORTING
                   ---------------------------------------------------------------------------------------------------
PERSON WITH          10    SHARED DISPOSITIVE POWER:                     22,700,000
----------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        23,700,000
----------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [ ]
----------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           47.40%
----------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:                          CO
----------------------------------------------------------------------------------------------------------------------


--------------------------                            --------------------------
CUSIP No. 972487102                    13D
--------------------------                            --------------------------

---------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                          LUK Acquisition I, LLC
         ------------------------------------------------------------------------------------------------------------
         S.S. OR I.R.S. IDENTIFICATION NO.

         OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    a) [x]

                                                                                                              b) [ ]
---------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS:                N/A
---------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [ ]
---------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware
---------------------------------------------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER:                            -0-

   SHARES
                   --------------------------------------------------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER:                          11,775,000

  OWNED BY
                   --------------------------------------------------------------------------------------------------
    EACH             9     SOLE DISPOSITIVE POWER:                       -0-

 REPORTING
                   --------------------------------------------------------------------------------------------------
PERSON WITH          10    SHARED DISPOSITIVE POWER:                     11,775,000
---------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        11,775,000
---------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]
---------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           23.55%
---------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:                          00               (Limited Liability Company)
---------------------------------------------------------------------------------------------------------------------

--------------------------                            --------------------------
CUSIP No. 972487102                    13D
--------------------------                            --------------------------

-----------------------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                          LUK Acquisition II, LLC
-----------------------------------------------------------------------------------------------------------------------
                  S.S. OR I.R.S. IDENTIFICATION NO.

                  OF ABOVE PERSON:
-----------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [x]

                                                                                                                (b) [ ]
-----------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:                N/A
-----------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [ ]
-----------------------------------------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware
-----------------------------------------------------------------------------------------------------------------------
        NUMBER OF             7     SOLE VOTING POWER:                            -0-

          SHARES
                            --------------------------------------------------------------------------------------------
       BENEFICIALLY           8     SHARED VOTING POWER:                          10,225,000

         OWNED BY
                            --------------------------------------------------------------------------------------------
           EACH               9     SOLE DISPOSITIVE POWER:                       -0-

        REPORTING
                            --------------------------------------------------------------------------------------------
       PERSON WITH            10    SHARED DISPOSITIVE POWER:                     10,225,000
-----------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        10,225,000
-----------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [ ]
-----------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 20.45%
-----------------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                          00           (Limited Liability Company)
-----------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE TO

              This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Leucadia National Corporation, a New York Corporation ("Leucadia"), and its subsidiary, Wrangler Acquisition Corp. ("Merger Sub"). This Schedule TO relates to the offer (the "Offer") by Leucadia to exchange (i) 0.4242 of a common share, par value $1.00 per share, of Leucadia (the "Leucadia Shares") and
(ii) one Contingent Sale Right ("CSR") for each outstanding share of common stock, par value $0.01 per share, of WilTel Communications Group, Inc. ("WilTel") not already beneficially owned by Leucadia, upon the terms and subject to the conditions set forth in the Prospectus (as defined below).

              The Offer is made pursuant to an Agreement and Plan of Merger, dated as of August 21, 2003, by and among Leucadia, Merger Sub and WilTel, which contemplates the merger of Merger Sub with and into WilTel (the "Merger"). Leucadia has filed a registration statement with the Securities and Exchange Commission (the "SEC") on Form S-4 relating to the Leucadia Shares to be issued to stockholders of WilTel in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is part of the Registration Statement (the "Prospectus") and the related Letter of Transmittal (the "Letter of Transmittal"), which are Exhibits (a)(1) and (a)(2) hereto respectively.

              All of the information set forth in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto hereafter filed with the SEC by Leucadia and Merger Sub, is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.  SUMMARY TERM SHEET.

         Summary Term Sheet. The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Offer" and "Summary" is incorporated herein by reference.

Item 2.  SUBJECT COMPANY INFORMATION.

(a) Name and Address. The subject company is WilTel Communications Group, Inc., and its principal executive office is located at One Technology Center, Tulsa, Oklahoma, 74103. Its telephone number at such office is
         (918) 547-6000.

(b) Securities. As of September 3, 2003, there were 50,000,000 shares of common stock, par value $0.01 per share, of WilTel issued and outstanding.

(c) Trading Market and Price. The information set forth in the section of the Prospectus entitled "Comparative Per Share Market Price and Dividend Information" is incorporated herein by reference.

Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The names of the filing persons are Leucadia National Corporation and Wrangler Acquisition Corp., a subsidiary of Leucadia, and their principal executive offices are located at 315 Park Avenue South, New York, New York, 10010. Their telephone number at such office is (212) 460-1900. The information set forth in the sections of the Prospectus entitled "Summary -- Information About Leucadia and WilTel" and "Summary -- Interests of Certain Persons in the Offer and Subsequent Merger" and Annex B to the Prospectus is incorporated herein by reference.

(b), (c) Business and Background of Entities, Business and Background of Natural Persons. The information set forth in the sections of the Prospectus entitled "Summary--Information About Leucadia and WilTel" and "Summary--Interests of Certain Persons in the Offer and Subsequent Merger" and Annex B to the Prospectus is incorporated herein by reference.

Item 4.    TERMS OF THE TRANSACTION.

(a)(1) Material Terms. The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Offer," "Summary," "The Offer," "The Merger Agreement," "Description of the CSRs," "Comparison of Rights of Holders of WilTel Common Stock and Holders of Leucadia Common Shares" and "Certain Effects of the Offer" is incorporated herein by reference.

(a)(2) Mergers or Similar Transactions. The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Offer," "Summary," "Background and Reasons for the Offer and Subsequent Merger," "The Offer," "The Merger Agreement," "Description of the CSRs," "Comparison of Rights of Holders of WilTel Common Stock and Holders of Leucadia Common Shares" and "Certain Effects of the Offer" is incorporated herein by reference.

Item 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) Transactions, Significant Corporate Events. The information set forth in the sections of the Prospectus entitled "Background and Reasons for the Offer and Subsequent Merger," "The Merger Agreement," "Description of the CSRs," and "Interests of Certain Persons in the Offer and Subsequent Merger" is incorporated herein by reference.

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the sections of the Prospectus entitled "Questions and Answers," "Background and Reasons for the Offer and Subsequent Merger" and "Certain Effects of the Offer" is incorporated herein by reference.

(c)(1)-(7) Plans. The information set forth in the sections of the Prospectus entitled "Questions and Answers," "Background and Reasons for the Offer and Subsequent Merger," "The Offer," "Certain Effects of the Offer," "Interests of Certain Persons in the Offer and Subsequent Merger," "The Merger Agreement" and "Comparison of Rights of Holders of WilTel Common Stock and Holders of Leucadia Common Shares" is incorporated herein by reference.

Item 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the section of the Prospectus entitled "Certain Effects of the Merger - Financing of the Offer" is incorporated herein by reference.

(b)        Conditions. Not applicable.

(d)        Borrowed Funds. Not applicable.

Item 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) Securities Ownership, Securities Transactions. The information set forth in the sections of the Prospectus entitled "Summary" and "Interests of Certain Persons in the Offer and Subsequent Merger" is incorporated herein by reference. As of the date of this filing, Leucadia beneficially owned 23,700,000 (representing 47.4% of the issued and outstanding) shares of WilTel common stock. Of this amount, Leucadia directly owned 1,700,000 (3.4% of the issued and outstanding) shares, and indirectly owned 11,775,000 (23.55% of the issued and outstanding) shares and 10,225,000 (20.45% of the issued and outstanding) shares through its wholly-owned subsidiaries LUK Acquisition II, LLC and LUK Acquisition I, LLC, respectively. Merger Sub currently owns no shares of WilTel common stock.

Item 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the sections of the Prospectus entitled "Background and Reasons for the Offer and Subsequent Merger" and "Certain Effects of the Offer - Fees and Expenses" is incorporated herein by reference.

Item 10.   FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the section of the Prospectus entitled "Selected Historical Financial Data of Leucadia and WilTel" and the financial statements in Leucadia's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and Leucadia's Annual Report on Form 10-K for the year ended December 31, 2002, as amended, are incorporated herein by reference. Copies of such reports should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information are also obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov, that contains reports, proxy statements and other information relating to Leucadia that have been filed via the EDGAR system.

(b) Pro Forma Information. The information set forth in the section of the Prospectus entitled "Unaudited Pro Forma Consolidated Financial Information" is incorporated herein by reference.

Item 11.   ADDITIONAL INFORMATION.

(a) Agreement, Regulatory Requirements and Legal Proceedings. The information set forth in the section of the Prospectus entitled "Questions and Answers About the Offer," "Summary," "Background and Reasons for the Offer and Subsequent Merger," "The Offer," "Certain Legal Matters and Regulatory Approvals," "Interests of Certain Persons in the Offer and Subsequent Merger," "The Merger Agreement" and "Description of the CSRs" is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference.

Item 12.   EXHIBITS.

(a)(1) Prospectus relating to shares of Leucadia to be issued in the Offer and the Merger, dated September 3, 2003 (incorporated by reference to Leucadia's Registration Statement on Form S-4, filed on September 4, 2003 (the "S-4")).

(a)(2) Letter of Transmittal (incorporated by reference to Exhibit 99.5 to the S-4).

(a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.6 to the S-4).

(a)(4) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.7 to the S-4).

(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.8 to the S-4).

(a)(6) Text of press release issued by Leucadia and WilTel announcing the commencement of the Offer (incorporated by reference to Exhibit 99.9 to the S-4).

(b)        None.

(c)(1) Opinion of J.P. Morgan Securities Inc. (incorporated by reference to WilTel's Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on Septemeber 4, 2003).

 (d)(1) Agreement and Plan of Merger, dated as of August 21, 2003, by and among Leucadia, Merger Sub and WilTel (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Leucadia on August 22, 2003).

(d)(2) Stockholders Agreement, dated as of October 15, 2002, between Leucadia National Corporation and WilTel Communications Group, Inc. (filed as Exhibit 99.6 to the Current Report on Form 8-K filed by WilTel on October 24, 2002).

(d)(3) Registration Rights Agreement, dated as of October 15, 2002, between Leucadia and WilTel (filed as Exhibit 99.10 to the Current Report on Form 8-K filed by WilTel on October 24, 2002).

(d)(4) Stockholders Rights and Co-Sale Agreement, dated as of October 15, 2002, between Leucadia National Corporation and WilTel Communications Group, Inc. (filed as Exhibit 99.11 to the Current Report on Form 8-K filed by WilTel on October 24, 2002).

(d)(5) Restructuring Services Agreement, dated as of October 15, 2002, between Leucadia National Corporation and WilTel Communications Group, Inc. (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by WilTel on December 5, 2002).

(g)        None.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated September 4, 2003

                               LEUCADIA NATIONAL CORPORATION


                               By: /s/ Joseph A. Orlando
                                   -------------------------------
                               Name: Joseph A. Orlando
                               Title: Vice President and Chief Financial Officer




                               WRANGLER ACQUISITION CORP.


                               By: /s/ Joseph A. Orlando
                                  -------------------------------
                               Name: Joseph A. Orlando
                               Title: President and Chief Financial Officer

                                   SIGNATURE*

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated September 4, 2003

                                     LUK Acquisition I, LLC


                                     By: /s/ Joseph A. Orlando
                                         -------------------------------
                                     Name: Joseph A. Orlando
                                     Title: President


                                     LUK Acquisition II, LLC


                                     By:  /s/ Joseph A. Orlando
                                          ------------------------------
                                     Name: Joseph A. Orlando
                                     Title: President


         *These signatures are solely for the purpose of amending Schedule 13D.

                                  EXHIBIT INDEX


         See Item 12.